August 3, 2018

VIA EDGAR

Sonia Barros
Assistant Director

Office of Real Estate and Commodities
Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:         Granite Point Mortgage Trust Inc.

Registration Statement on Form S-3

Filed on July 11, 2018

File No. 333-226128

Dear Ms. Barros:

We are filing this letter on behalf of Granite Point Mortgage Trust Inc. (the “Company”) in connection with the filing of the Company’s Registration Statement on Form S-3 (the “Shelf Registration Statement”) with the U.S. Securities and Exchange Commission (the “Commission”) on July 11, 2018. On July 26, 2018, the Company received a letter from the staff of the Commission’s Division of Corporation Finance (the “Staff”) relating to the Shelf Registration Statement (the “Comment Letter”).

This letter sets forth the response of the Company to the Comment Letter. Capitalized terms used but not defined herein are given the meaning ascribed to them in the Shelf Registration Statement. For ease of reference, we have repeated the comment contained in the Comment Letter in italics.

Sonia Barros

August 3, 2018

Prospectus Summary

Business, page 10

1.                                      We note that your Contribution Agreement filed as Exhibit 2.1 contains a mandatory arbitration provision. Please clarify whether the mandatory arbitration provision applies to claims under the federal securities laws.

Response:

As background, Section 7.08 of the Contribution Agreement incorporated by reference as Exhibit 2.1 to the Shelf Registration Statement related to the Company’s acquisition of certain equity interests in an entity that held a portfolio of commercial mortgage loans and other commercial real estate-related debt investments from Two Harbors Operating Company LLC as part of the Company’s formation transaction in June 2017. The Company respectfully advises the Staff that the dispute resolution provision within the Contribution Agreement applies only to disputes, controversies or claims arising out of and between the parties to the Contribution Agreement, subject to typical limitations for temporary or preliminary injunctive relief and prior resolution of the dispute within a 10-day period. The dispute resolution provision does not prevent stockholders of the Company from pursuing claims under the United States federal securities laws.

In response to the Staff’s comment, the Company respectfully advises the Staff that it proposes to revise the disclosure in the Shelf Registration Statement to include the following discussion of the Contribution Agreement’s dispute resolution provision within the Prospectus Summary:

We were incorporated on April 7, 2017 and commenced operations as a publicly traded company on June 28, 2017, upon completion of a formation transaction, or the Formation Transaction, pursuant to which we acquired the equity interests in TH Commercial Holdings LLC, or our Predecessor, and its portfolio of commercial mortgage loans and other commercial real estate-related debt investments from Two Harbors Investment Corp., or Two Harbors, a publicly traded hybrid mortgage real estate investment trust (NYSE: TWO). The parties to the Formation Transaction entered into an agreement, or Contribution Agreement, which specified the terms of the transfer of equity interests of the Predecessor to the Company in the Formation Transaction. The Contribution Agreement includes a mandatory arbitration provision which applies only to disputes, controversies or claims arising out of and between the parties to the Contribution Agreement. The mandatory arbitration provision does not prevent stockholders of the Company from pursuing claims under the United States federal securities laws. Our Predecessor became our wholly owned indirect subsidiary as a result of the Formation Transaction. In exchange for equity interests of our Predecessor, we issued 33,071,000 shares of our common stock representing approximately 76.5% of our outstanding common stock after the IPO and 1,000 shares of our 10% cumulative redeemable preferred stock having a liquidation preference of $1,000 per share to Two Harbors or an affiliate of Two Harbors, which immediately sold such preferred stock to an unaffiliated third-party investor. On November 1, 2017, Two Harbors distributed the shares of our common stock issued to it in connection with the Formation Transaction by means of a special pro rata dividend to Two Harbors common stockholders. Our common stock is listed on the New York Stock Exchange, or NYSE, under the symbol “GPMT”.

* * * * *

Sonia Barros

August 3, 2018

If you should have any further questions, please do not hesitate to contact Stephen Quinlivan directly at (612) 335-7076 or Bryan Pitko directly at (612) 335-7061.

Respectfully Submitted,

Stinson Leonard Street LLP

/s/ Stephen M. Quinlivan	/s/ Bryan J. Pitko

Stephen M. Quinlivan	Bryan J. Pitko

cc:         Michael Karber, Granite Point Mortgage Trust Inc.